June 15, 2016

Attention: Ms. Laurie Abbott, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:	Cemtrex, Inc.; Form S-3 Registration Statement;

Comment Letter of May 9, 2016

Dear Laurie Abbott:

First, thank you for the courtesies that you have extended to us and to our legal counsel, William M. Aul.

Second, thank you for the comments we received on the Company’s prior filing of the Form S-3 Registration Statement. We appreciate receiving this review and the opportunity for us to evaluate and improve our disclosures and our filings with the Securities and Exchange Commission.

Third, since in many instances the disclosures and characterizations that were employed in the Form S-3 Registration Statement have been used in our other prior filings, we want to ensure that, as appropriate and with respect to those filings and to all future filings that our disclosures are entirely accurate and complete.

Fourth and with your permission, I hereby list the comments presented in the May 9, 2016 comment letter received from your office and our response. Overall, we are making changes to our approach to our disclosure obligations to ensure that we are able to enhance our disclosures to ensure that we are able to better fulfill our obligations to the marketplace and to investors. We are giving every consideration to amending certain of our prior filings as set forth below and at the same time, to ensure that all of our future filings address the concerns and comments that we received from your office.

To that end, here is our response to the comment letter:

Registration Statement on Form S-3 filed on April 12, 2016 File Number 333-210700

General

1.	It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing. Please also state your election under Section 107(b) of that Act.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

3.	Please demonstrate to us that you meet each of the eligibility requirements under Instruction I.A to Form S-3, particularly Instruction I.A.3(b). We note, in this regard, that: (i) your definitive proxy statement, which includes the information required by Part III of Form 10-K, was not filed within 120 days of your fiscal-year-ended September 30, 2015; (ii) no Form 8-K was filed in relation to the meeting of shareholders held on March 7, 2016 (see Item 5.07 to Form 8-K); and (iii) several other reports filed during the preceding twelve calendar months appear to have been filed untimely. These include the Form 8-K/A filed April 15, 2015, the Form 8-K filed April 23, 2015, and the Form 8-K/A filed March 11, 2016. We also note the Form 8-K dated December 17, 2015 does not include any disclosure under or reference to Item 2.01 of that Form and no original report on Form 8-K was filed in relation to the matters referenced in the April 15, 2015 Form 8-K/A, just the amended version.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

Additional issues raised under item 3:

Form 8-K dated December 17, 2015 – Apparently, item filed in 8.01 should have been filed in 2.01. Please advise if we should file and amended 8-K to reflect this change.

Form 8-K/A Filed on April 15, 2015 – This should have been filed on form 8-K and not 8K/A. Please advise how to rectify this issue.

The Company, page 3

4.	Please support your disclosure here and in your most recent Form 10-K that you are a “leading diversified technology company.”

Response:	We are a 2015 Deloitte Technology Fast 500 Company. However, if you believe that this is not a fair characterization, we are willing to delete all such references in the future. Please advise.

Competition, page 6

5.	Please revise to clarify how you compete given the higher unit manufacturing costs noted on page 8. If your costs are higher than your competitors, but you attempt to compete by charging lower prices, please disclose here and in the disclosure required by Regulation S-K Item 303 the resulting effect on your revenues and margins.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016. We are taking steps to ensure that our disclosures on this point are accurate and complete.

Intellectual Property, page 6

6.	Please reconcile your statement in the third paragraph on page 6 indicating that you rely on a combination of trade secrets and know-how to protect your intellectual property with your statements in the third paragraph on page 10 suggesting that you own patents.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

Government Regulation, page 7

7.	Given your disclosure in the fourth sentence of the second paragraph on page 7 that there is a “clear risk” that you are not currently in compliance with regulations, please tell us the factual basis supporting your opinion stated in the same paragraph that you are in material compliance with all regulations to which you are subject.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

Risk Factors, page 7

8.	Please revise your risk factor disclosures here and in applicable future Exchange Act reports by setting forth each risk factor under a caption that adequately describes the risk. Please also ensure that each separate risk factor is concise and organized logically. Refer to Regulation S-K Item 503(c).

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016. We may amend our prior Annual Report on Form 10-K to specifically address this concern. On a going forward basis we will adhere to this good comment.

9.	Given your disclosure on page 13 regarding the concentration of ownership and control, please tell us whether you will be a controlled company under exchange listing rules and, if so, your analysis of whether that status creates material risks. Ensure your disclosure includes the exchange listing rules available to controlled companies and on which you intend to rely.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016. We are reviewing this further and we are taking steps to ensure that our disclosures in future filings with respect to the ownership of our company are more clearly disclosed. We consider this a very important disclosure.

Elimination of Monetary Liability for Officers and Directors, page 15

10.	Please tell us which provisions within your governing documents provide for the elimination of director liability you mention in this section. If no such provisions exist, please remove any statement to the contrary from your registration statement.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

Undertakings, page II-1

11.	Please include the undertakings required by Item 512(j) of Regulation S-K.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

Signatures, page II-4

12.	Please add the full legal name of the registrant below the first paragraph of text required on this page.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

Exhibits 4.5 and 4.6

13.	Indentures covering the debt securities you intend to issue under this registration statement must be qualified at the time this registration statement becomes effective. Please confirm that you intend to file these exhibits with a pre-effective amendment. See Question 201.02 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

Exhibit 5.1

14.	Please file a revised opinion of counsel that includes all the securities you are seeking to register, including the preferred stock, depository shares, debt securities, warrants, purchase contracts, and units, as applicable. Refer to Sections II.B.1.e, f, and h of Staff Legal Bulletin No. 19.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

15.	Please file a revised opinion in which counsel does not limit the documents reviewed only to those listed on pages 1-2.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

16.	Please file a revised opinion that does not include the assumptions listed in the last paragraph on page 2 of this exhibit. Refer to Sections II.B.2.a II.B.3.a of Staff Legal Bulletin No. 19.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

17.	We note the limitation to California and Delaware law in the penultimate paragraph on page 4. If any of the securities you intend to issue are governed by the law of a different jurisdiction, counsel’s opinion should be revised to address that jurisdiction. We note, for example, that page 27 indicates the debt securities will be governed by New York law, but counsel’s opinion does not address the law of that jurisdiction.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

18.	Purchasers of the securities in the offering are entitled to rely on the opinions that you file per Regulation S-K Item 601(b)(5). Please file an opinion that does not include the limitation on reliance currently stated in the last paragraph on page 4 of this exhibit. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

Exhibit 23.1

19.	Please file a consent that includes the date on which it was signed.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

20.	We note the consent relates only to the financial statements of Cemtrex. Please file a consent relating to the contents of the Form 8-K/A filed 3/11/16 that is incorporated by reference into this registration statement.

Response:	We have requested to withdraw our registration statement in a letter dated May 17, 2016.

Form 10-K for the fiscal year ended September 30, 2015

Cover Page

21.	Please tell us how you determined that you are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Response:	We are not; a correction will be included in an amended filing of the Form 10-K.

Item 5. Market for Registrant’s Common Equity . . ., page 13

22.	Please refer to the fourth paragraph, where you discuss the reverse stock split. In the Form 8-K/A you filed in April 2015, you refer to the approval of a “Shareholder Resolution” that permitted your board to implement the reverse stock split. You also provide disclosure under Item 5.07 to Form 8-K. Please clarify the reference to “Shareholder Resolution.” Include in your response whether and how your shareholders were solicited to approve this resolution in a manner consistent with Regulation 14A of the Exchange Act.

Response:	We can amend our 10K that will include the language referring to a Shareholder Resolution. Since Aron Govil and Saagar Govil owned more than 60% of the outstanding shares of the Company a quorum and majority of shareholders approval was available. Please advise us further on this point.

Management’s Discussion and Analysis, page 14

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

Results of Operations, page 15

23.	We note that your total revenue increased by 19% for the year ended September 30, 2015 as compared to the year ended September 30, 2014. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, please quantify and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, such as price changes and/or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. With your revised disclosure please also discuss and quantify the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on other components of your operating results. Refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Response:	We believe that the following text contained on page 15 in 10-K fulfils the requirements that you are asking for:

“Environmental products and systems revenues increased by $13,979,513 during fiscal 2015 as compared to fiscal 2014 primarily due to increased orders received by the Company from Southeast Asian markets. Electronics manufacturing services revenues decreased by $4,745,238 during fiscal 2015 as compared to fiscal 2014 primarily due to the drop in the currency exchange rate between US Dollar and the Euro.”

Furthermore, since the company is not certain of or expect any future impact of continued increase in the demand in the Southeast Asian markets or the currency exchange rate between US Dollar and the Euro, we feel making any such disclosure regarding future operations would be misleading. However, please advise us if you believe further disclosure and/or clarification may be needed.

Liquidity and Capital Resources, page 16

24.	Instead of simply stating the line items that changed, revise to explain the reasons for the changes. For example, you cite an increase in accounts payable, but do not disclose the reason for that increase. Please revise.

Response:	We will revise and add additional detail and clarification.

Exhibits, page 20

25.	Please include a list of all exhibits required to be filed by Regulation S-K Item 601 and assure that all required exhibits are filed as exhibits to this form. As examples only, the exhibits you file should include material contracts related to outstanding debt, leases for the property you use, and business combinations and acquisitions you have effected.

Response:	We shall review Regulation S-K Item 601 and file the pertinent exhibits with an amended 10-K.

Signatures, page 21

26.	Please revise this page to include the text required by Form 10-K. Currently, this page includes only the first paragraph, but omits the separate signature of the registrant. It also omits the second paragraph of required text and signatures required to appear beneath that text. Please also see General Instruction D to the Form 10-K.

Response:	We shall revise the page and the additional text will be included in our amended 10-K

Definitive Proxy Statement filed February 8, 2016

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

27.	Please clarify the reference on page 3 to an advisory vote to approve compensation of your named executive officers. We note that no such proposal is listed in the notice or form of proxy.

Response:	There should not have been any reference to an advisory vote in the proxy statement. We elected not to change any compensation. Please advise how it can be rectified.

Election of Directors, page 6

28.	Please revise to describe the specific skills, attributes, and experiences that led to the conclusion that each person should serve as a director. See Regulation S-K Item 401(e). Please also revise the reference on page 7 to bankruptcy “within the last five years” to be consistent with the time period in Item 401(f) of Regulation S-K.

Response:	We have given proper background and employment details of each of the directors in the proxy statement. Hence we feel that we have complied with Regulation S-K item 401(e). Would you like us to change “within the past five years” to “Within the past two years” as stated in Item 401(f) of Regulation S-K?

Compensation Committee, page 8

29.	Please clarify which of your directors serves on this committee

Response:	We are not required and do not have a Compensation Committee. We will amend the filing.

Director Compensation, page 9

30.	The disclosure you provide under Item 402 of Regulation S-K should not be limited to “fees or other cash compensation.” Instead, it should address all compensation paid, regardless of form. Please revise accordingly.

Response:	We will revise in an amended Form 10-K and more clearly set forth all compensation arrangements between the Company and all such persons.

Corporate Governance

31.	Please provide the disclosure required by Regulation S-K Item 406.

Response:	We will revise the Proxy Statement accordingly and file or post it appropriately as required by Item 406.

Form 8-K/A filed March 11, 2016

Exhibit 99.2 Unaudited Pro Forma Combined Financial Information

Pro-forma Combined Balance Sheet, page 4

32.	Please tell us why some amounts in the pro-forma combined balance sheet on page 4 for Advanced Industrial Services do not agree with the combined balance sheets on page 4 of Exhibit 99.1.

Response:	Not all liabilities originally held by Advanced Industrial Services were assumed by Cemtrex upon acquisition; additionally new liabilities were incurred to fund operations.

Notes to Pro-Forma Combined Financial Statements (Unaudited), page 5

33.	Please tell us why you refer to the acquisition of the ROB Group in Note 1 of the unaudited pro forma combined financial information.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

Response:	Typographical error, we will revise.

34.	We reference the adjustment to property and equipment of $4,991,018 to reflect fair market value at the time of purchase. Please tell us the nature of the property and equipment acquired. Please also explain to us how you determined the estimated fair value of these assets and the reason for the significant increase to the value of the assets at the acquisition date.

Response:	The property and equipment consisted of all the equipment used in the course of AIS operations. The property and equipment were appraised by a third party Appraiser at the time of acquisition and was the basis for the adjustment.

35.	We see that you recorded negative goodwill of $88,876 since the estimated fair value of the assets acquired was in excess of the purchase price. Please tell us how you performed the reassessment procedures identified in ASC 805-30-30-5 in determining that you identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase. In this regard, please tell us how you assessed whether you acquired intangible assets as defined by ASC 805-20-25-10 and 805-20-55.

Response:	In a final review of all acquired assets and liabilities subsequent to the filing, adjustments made to fixed asset values and liabilities have eliminated the gain on bargain purchase. We will include our final figures in the amended filing.

36.	As a related matter, please explain your accounting treatment for the bargain purchase and the reason you recorded this as a negative adjustment to goodwill in the pro forma financial information. Please explain to us your consideration of the guidance in ASC 805-30-25 and 805-30-30.

Response:	In a final review of all acquired assets and liabilities subsequent to the filing, adjustments made to fixed asset values and liabilities have eliminated the gain on bargain purchase. We will include our final figures in the amended filing.

Further, please note the Company acknowledges that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We fully appreciate our obligations and understand the basis for the comments presented on the May 9, 2016 letter.

Again, we appreciate the courtesies that you have extended. Please contact our counsel, William M. Aul, Esq. at 619-497-2555 and at Bill@Aullaw.net. Thank you for your kind assistance.

Sincerely,

/s/ Saagar Govil

Saagar Govil

President & Chief Executive Officer

Cemtrex, Inc.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com